

Mail Stop 6010

May 14, 2008

VIA U.S. MAIL AND FAX (858) 410-4949

Mr. Nicholas J. Venuto
Chief Financial Officer
Nanogen, Inc.
10398 Pacific Center Court
San Diego, California 92121

      Re: **Nanogen, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed March 31, 2008
              Form 10-Q for the quarter ended March 31, 2008
              Filed May 12, 2008
              File No. 000-23541

Dear Mr. Venuto:

      We have reviewed your letter dated April 11, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

5. Business Combinations and Divestitures, page F-37

1.   We note that in November 2007 you announced you were exiting the micro array
        business. We also note that you included inventory impairments and fixed asset
        impairments, which were connected with the micro array business, in cost of product
        sales and operating expenses, respectively. Please explain to us why your presentation of
        those impairment charges in continuing operations is in accordance with U.S. GAAP.
        Specifically, please explain to us why paragraphs 41 – 44 of SFAS 144 or other U.S.
        GAAP does not require you to present the micro array business as discontinued
        operations in your financial statements. Clarify your future disclosures as necessary
        based on our concerns.

Form 10-Q for the Period Ended March 31, 2008

8. Assignment of Royalties, page 15

2.   We note on March 28, 2008 you entered into a new royalty interest assignment
        agreement (2008 Royalty Interest Assignment Agreement) with DRT in which you
        received an up-front payment of $9.9 million, net of transaction costs, in exchange for
        assigning the royalty rights under the same license agreement with ABI to DRT for the
        period of January 1, 2012 through the end of your license agreement with ABI. Please
        tell us and revise your future disclosures to indicate how you accounted for this new
        agreement. Support your accounting with references to the applicable authoritative U.S.
        GAAP. Also, MD&A in your future filings should quantify and discuss the actual or
        expected impact of the new agreement on your capital resources, liquidity and results of
        operations.

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

Mr. Nicholas J. Venuto
Nanogen, Inc.
May 14, 2008
Page 3

       You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

                Sincerely,

                Jay Webb
                Reviewing Accountant